press release

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED BELOW) OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THE INVITATION FOR OFFERS.

ArcelorMittal Announces Results of the Invitation for Offers

to Sell Any and All Bonds for Cash in relation to its

EUR 1,000,000,000 4.625% Notes due 17 November 2017

EUR 500,000,000 4.50% Notes due 29 March 2018

19 April 2016 – On 11 April 2016, ArcelorMittal (“ArcelorMittal” or the “Company”) announced the commencement of an invitation (subject to offer restrictions) to holders of the bonds (the “Bondholders”) set forth in the table below (the “Bonds”) to submit offers to sell (each such offer, an “Offer to Sell”) any and all of the Bonds to the Company for cash (the “Invitation”) on the terms and subject to the conditions set out in the invitation for offers dated 11 April 2016 prepared by the Company (the “Invitation for Offers”). The Invitation expired at 17.00 hours CET on 18 April 2016.

Announcement of Results of the Invitation

The Company is pleased to announce the acceptance of the Invitation as follows:

Bonds	Amount tendered	Purchase Price	Accrued Interest	Total Consideration
EUR 1,000,000,000 4.625% Notes due 17 November 2017 (XS0559641146)(1)	€460,180,000	108.650% (€1,086.50 for each €1,000 in principal amount)	€24.72 for each € 1,000 in principal amount	€1,111.22 for each € 1,000 in principal amount
EUR 500,000,000 4.50% Notes due 29 March 2018 (XS0765621569)(2)	€166,477,000	108.250% (€1,082.50 for each €1,000 in principal amount)	€3.31 for each € 1,000 in principal amount	€1,085.81 for each € 1,000 in principal amount

(1)  The interest rate on the 4.625% Notes due 17 November 2017 increased pursuant to an interest adjustment clause applicable to such bonds and is currently 5.875%.

(2)  The interest rate on the 4.50% Notes due 29 March 2018 increased pursuant to an interest adjustment clause applicable to such bonds and is currently 5.75%.

Settlement

The Settlement Date for the Invitation is expected to be 19 April 2016. All tenders pursuant to the Invitation will settle through the normal procedures of the relevant Clearing System. On the Settlement Date, the Company shall pay or procure that there is paid to each Bondholder which has validly submitted an Offer to Sell by the Expiration Time which has been accepted for purchase by the Company, an amount in cash equal to the Total Consideration.

Payment of the relevant Total Consideration, by or on behalf of the Company shall fully and finally discharge its obligations to the relevant Bondholders in respect of the Bonds offered for sale and delivered and accepted for purchase by the Company pursuant to the Invitation. Under no circumstances will any additional interest be payable by the Company to a Bondholder due to any delay in the transmission of funds from the relevant Clearing System or any intermediary with respect to the Bonds of that Bondholder.

Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited and J.P. Morgan Securities plc acted as the dealer managers for the Offers. D.F. King acted to serve as the information and tender agent.

For additional information regarding the terms of the Invitation, please contact Barclays Bank PLC at +44 20 3134 8515, BNP Paribas at +44 20 7595 8668, Citigroup Global Markets Limited at +44 20 7986 8969 or J.P. Morgan Securities plc at +44 20 7779 2468. Requests for documents and questions regarding the Invitation may also be directed to D.F. King via email: arcelor@dfkingltd.com, or telephone: London: +44 20 7920 9700 and Hong Kong: +852 3953 7230.

A copy of the Invitation for Offers is also available at http://sites.dfkingltd.com/arcelor and may be obtained at no charge from D.F. King.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Invitation for Offers.

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This announcement must be read in conjunction with the Invitation for Offers. The distribution of this announcement and the Invitation for Offers in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Invitation for Offers comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.